SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2008 JUL 21 A 10:05

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref RPB

15 July 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

08003909

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

PROCESSED
JUL 23 2008
THOMSON REUTERS

Encl.

dlo 7/21

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc has been informed that on 14 July 2008, 77,091 Ordinary Shares of 97 17/19 pence each in Severn Trent Plc were provisionally allocated under the terms of the Severn Trent Plc Long Term Incentive Plan 2005 to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out below. These Ordinary Shares will vest at the end of a three year performance period, depending on the achievement of performance targets, with the exception of Mr Graziano. Mr Graziano's Ordinary Shares will vest in three equal tranches at the end of the financial years ending 31 March 2011, 2012 and 2013, depending on the achievement of performance targets.

Name	Status	No. of Shares Subject to Award
A J Ballance	Director	5,486
M J Kane	Director	6,001
M J E McKeon	Director	13,717
A P Smith	Director	8,230
A P Wray	Director	19,684
L F Graziano	PDMR	17,252
F B Smith	PDMR	6,721

This notification is provided in accordance with DTR3.1.4R(1).

www.severntrent.com

TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref RPB

RECEIVED

2008 JUL 21 A 10:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 July 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Severn Trent Plc has been informed that on 27 June 2008, deferred share awards totalling 20,468 Ordinary Shares of 97 $^{17/19}$ pence each in Severn Trent Plc were awarded under the terms of the Severn Trent Annual Bonus Scheme, in respect of the year ended 31 March 2008, to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out below. These Ordinary Shares will vest on the third anniversary of award subject to continued employment.

Name	Status	No. of Shares Subject to Award
A J Ballance	Director	1,818
M J Kane	Director	1,957
M J E McKeon	Director	6,345
A P Smith	Director	2,794
A P Wray	Director	5,631
F B Smith	PDMR	1,923

This notification is provided in accordance with DTR3.1.4R(1).

www.severntrent.com